SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

PERFICIENT, INC.

(Name of Issuer)

COMMON STOCK ($.001 per share)

(Title of class of securities)

71375U 10 1

(CUSIP NUMBER)

Michael J. Cromwell, III

11911 Freedom Drive

Reston, VA 20190

(703) 736-9446

(Name, address and telephone number of person authorized to

receive notices and communications)

Copy to:

Randall S. Parks

Hunton & Williams

951 East Byrd Street

Richmond, VA 23219

(804) 788-8200

November 10, 2003

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Check the following box if a fee is being paid with this statement ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The total number of shares of common stock reported as beneficially owned by WWC Capital Fund, L.P., herein is 786,462 which constitutes approximately 6.71% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 11,718,709 shares outstanding, including 405,808 shares issuable upon conversion of 401,917 shares of Series A Convertible Preferred Stock and 302,904 shares issuable upon exercise of 302,904 Warrants to purchase common stock, held by WWC Capital Fund, L.P.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 8 Pages

CUSIP NO. 71375U 10 1	13D	Page 3 of 8 Pages

1	Name of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons WWC Capital Fund, L.P.

2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Virginia

	7	Sole Voting Power 786,462

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	Shared Voting Power -0-

	9	Sole Dispositive Power 786,462

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 786,462

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 6.71%

14	Type of Reporting Person PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D, dated January 22, 2002 and filed on January 23, 2002 (the “Original Schedule 13D”), relating to the common stock, par value $.001 per share (the “Common Stock”) of Perficient, Inc., a Delaware corporation (the “Issuer”) held by WWC Capital Fund, L.P. (“WWC”). WWC is filing this Amendment to update the information with respect to its beneficial ownership of the Common Stock of the Issuer.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

“WWC acquired beneficial ownership of the securities that are the subject of this filing for investment purposes, consisting of 600,000 shares of Convertible Preferred Stock and Warrants to purchase 300,000 shares of Common Stock pursuant to a Convertible Preferred Stock Purchase Agreement dated as of December 21, 2001 (the “Preferred Stock Purchase Agreement”). The conditions to the initial funding of the purchase were satisfied on January 11, 2002. Subsequent price adjustments led to the Convertible Preferred Stock becoming convertible into 605,808 shares of Common Stock and the shares of Common Stock which WWC has a right to acquire pursuant to the exercise of the Warrants to increase to 302,904 shares.

WWC and the holders of Convertible Preferred Stock, as a class, have the right to designate one director or one observer in lieu thereof. No such director is currently designated. On and after the fifth anniversary of the issuance of the Convertible Preferred Stock, WWC and the holders of the Convertible Preferred Stock, as a class, will have the right to designate 50% of the members of the board of directors.

As described in Item 5 below, between November 4, 2003 and November 10, 2003, WWC sold 122,250 shares of Common Stock. WWC expects to evaluate on a continuing basis its goals and objectives and general economic and equity market conditions, as well as the Issuer’s business operations and prospects. Based on such evaluations, from time to time in the future, WWC may (1) convert additional Convertible Preferred Stock into Common Stock, (2) exercise the Warrants to purchase Common Stock for investment purposes, or (3) make additional sales of Common Stock. Such sales may be made in the open market pursuant to the Issuer’s currently effective resale registration statement (333-89076) or Rule 144, in private placements and/or pursuant to Regulation S and other available exemptions from the registration requirements of the Securities Act of 1933.

Except as set forth above, WWC does not have any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments

Page 4 of 8 Pages

corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, WWC may formulate plans or proposals with respect to one or more of the foregoing in the future.”

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

“(a) Under the Preferred Stock Purchase Agreement, WWC purchased 600,000 shares of Convertible Preferred Stock and Warrants to purchase 300,000 shares of Common Stock. By way of the Preferred Stock Purchase Agreement, several other (i.e. independent of WWC) investors (the “Additional Investors”) acquired Convertible Preferred Stock and Warrants. WWC disclaims beneficial ownership of shares of Common Stock beneficially owned by the Additional Investors.

WWC converted 198,083 shares of Convertible Preferred Stock into 200,000 shares of Common Stock on October 30, 2003. Between November 4, 2003 and November 10, 2003, WWC sold 122,250 shares of Common Stock. As of the close of business on November 10, 2003, WWC beneficially owns 786,462 shares of Common Stock on an as converted basis. This number includes 302,904 shares of Common Stock which WWC has a right to acquire pursuant to the exercise of the Warrants to purchase Common Stock and the conversion of the Convertible Preferred Stock. Based on the 11,718,709 of shares of Common Stock issued and outstanding, including 405,808 shares issuable upon conversion of 401,917 shares of Convertible Preferred Stock and 302,904 shares issuable upon exercise of 302,904 Warrants to purchase common stock, held by WWC, WWC may be deemed the beneficial owner of approximately 6.71% of the outstanding Common Stock.

Except as otherwise described herein, none of the general partners of WWC are the beneficial owners of any shares of Common Stock purchased or to be purchased by WWC.”

Page 5 of 8 Pages

Item 5(b) is hereby amended and restated as follows:

“(b) WWC has the sole power to vote and direct the vote or to dispose or direct the disposition of 786,462 shares of Common Stock on an as converted basis.

As general partner of WWC, WWC Capital Management, L.L.C. and its controlling persons listed in Appendix A have the sole power to vote or direct the vote or dispose of or direct the disposition of any shares of Common Stock purchased or to be purchased by WWC.”

Item 5(c) is hereby amended and restated as follows:

“(c) On October 30, 2003, WWC converted 198,083 shares of Convertible Preferred Stock into 200,000 shares of Common Stock.

On November 4, 2003, WWC sold in ordinary brokerage transactions on the Nasdaq Market 45,000 shares of Common Stock at an average sales price of $3.1982 per share.

On November 5, 2003, WWC sold in ordinary brokerage transactions on the Nasdaq Market 14,450 shares of Common Stock at an average sales price of $3.1208 per share.

On November 6, 2003, WWC sold in ordinary brokerage transactions on the Nasdaq Market 7,500 shares of Common Stock at an average sales price of $3.15 per share.

On November 7, 2003, WWC sold in ordinary brokerage transactions on the Nasdaq Market 24,500 shares of Common Stock at an average sales price of $3.0561 per share.

On November 10, 2003, WWC sold in ordinary brokerage transactions on the Nasdaq Market 30,800 shares of Common Stock at an average sales price of $3.2709 per share.

Except as otherwise described herein, WWC, WWC Capital Management, L.L.C., and its controlling persons listed in Appendix A have not had any transactions in the Common Stock within the past 60 days.”

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

WWC CAPITAL FUND, L.P.

		By:	WWC Capital Management, L.L.C., its general partner

Date:	November 11, 2003	By:	/s/ Michael J. Cromwell, III

		Name: Title:	Michael J. Cromwell, III Member

Page 7 of 8 Pages

Appendix A

General Partner

General Partner:	WWC Capital Management L.L.C. 11911 Freedom Drive Reston, VA 20190
Controlling Persons of WWC Capital Management, L.L.C.:
Name:	Michael J. Cromwell, III
Address:	11911 Freedom Drive
Reston, VA 20190
Occupation:	Investor
Citizenship:	United States

Name:	Jonathan Wallace
Address:	11911 Freedom Drive
Reston, VA 20190
Occupation:	Investor
Citizenship:	United States